Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sazmining Inc.
9641 Eagle Ridge Drive
Bethesda, MD 20817
https://www.sazmining.com/

Up to $1,234,989.40 in Common Stock at $13.10
Minimum Target Amount: $14,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sazmining Inc.
Address: 9641 Eagle Ridge Drive, Bethesda, MD 20817
State of Incorporation: DE
Date Incorporated: May 03, 2018

Terms:

Equity

Offering Minimum: $14,999.50 | 1,145 shares of Common Stock
Offering Maximum: $1,234,989.40 | 94,274 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $13.10
Minimum Investment Amount (per investor): $353.70

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $750+ and receive access to our Exclusive Sazmining Investor Telegram group

Tier 2 Perk — Invest $1500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet

Tier 3 Perk — Invest $2500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet w/ metal seed plate + guaranteed reservation for an S19j Pro miner in our next facility, which is expected to launch in 3 - 6 months + a call with our CEO or COO

Tier 4 Perk — Invest $10,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free domestic flight to Miami to have dinner with team* + a free Coldcard Bitcoin hardware wallet w/ metal seed plate.

Tier 5 Perk — Invest $20,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free GA Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

Tier 6 Perk — Invest $30,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Industry Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

Tier 7 Perk — Invest $50,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

Tier 8 Perk — Invest $100,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic/international business class flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a spot on our podcast/Twitter spaces + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

10% StartEngine Owner's Bonus

Sazmining will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,310.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time & Volume-based in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Sazmining's purpose is to improve the way humanity relates to energy & money.

We make Bitcoin mining accessible to retail investors by sourcing clean energy and maintaining customer's mining rigs, allowing customers to benefit from a passive income stream of Bitcoin sent directly to their Bitcoin wallet.

Our mining rigs run on either clean energy sources like hydropower, or on methane gas that would have otherwise been emitted into the atmosphere. Our mining rigs provide an additional buyer for renewable energy providers, as our rigs are able to purchase energy from renewable sources that are early in development and unable to connect to the grid, thus providing them with a revenue stream while they are in development. Therefore, we believe that Sazmining is not only subsidizing the clean energy sector, but it is also helping to curb humanity's greenhouse gas emissions.

Business Model

We earn revenue from selling mining rigs and monthly hosting fees charged to our customers. We do not markup the mining rigs or the monthly hosting costs to the customer.

85% of the Bitcoin mined by the customer's mining rig is sent directly to our customers' Bitcoin wallets.

15% of the Bitcoin mined by the customer's mining rig is sent directly to our company Bitcoin wallet.

Since Sazmining only makes money when our customers produce Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' uptime and Bitcoin production to benefit both the customer and the company.

Corporate Structure

Sazmining, Inc. was initially organized as Sazmining LLC, a Delaware limited liability company on 1/16/2018, and converted to a Delaware C-Corporation on 5/3/2018.

Competitors and Industry

Competitors

Our main competitor is Compass Mining. We hold four competitive advantages over Compass Mining:

They do not have a carbon neutral mandate for their platform, while we do. We are therefore uniquely positioned to cater to customers' growing interest in conscious, environmentally-friendly investing (a 2017 study found that 87% of consumers have a more positive image of a company that supports social or environmental issues and that 68% of millennials purchased a product with a social or environmental benefit in the last year).

Source for 2017 study: *https://www.forbes.com/sites/forbesnycouncil/2018/11/21/do-customers-really-care-about-your-environmental-impact/?sh=ebaa01b240d0#:~:text=Do%20Customers%20Really%20Care%20About%20Your%20Environmental%20Impact%3F,supports%20social%20or%20e*

Compass Mining marks up costs throughout the process of getting a customer set up with a mining rig. We pass the costs to the customer and do not intentionally profit on rigs or maintenance costs.

Compass Mining requires customers to purchase their rigs long before they are operational. Meanwhile, we request purchase of the rigs only a month before they are put in operation.

Our pricing model aligns our incentives with the customer: our revenue consists of 15% of the Bitcoin that our retail customers' mine.

Industry

Sazmining operates at the intersection of Bitcoin mining and climate change.

Electricity generation in other key bitcoin mining centers are also dominated by renewables, including Iceland (100%), Quebec (99.8%), British Columbia (98.4%), Norway (98%), and Georgia (81%).

Source for electricity generation: *https://www.iea.org/commentaries/bitcoin-energy-use-mined-the-gap*

Cleantech investor Daniel Batten has calculated the effects of Bitcoin mining on the environment by taking into account its ability to reduce methane emissions. He has calculated that Bitcoin can be net carbon negative by December 2024, can reduce methane emissions by 23%, and can help us eliminate 0.15 °C of climate change by 2045.

Sources for effects of Bitcoin mining:

1. *https://bitcoinmagazine.com/business/bitcoin-mining-can-prevent-climate-change*

2. *https://twitter.com/dsbatten/status/1570624319960788995?lang=en*

A key source of confusion is that people conflate Bitcoin's energy consumption with its carbon emissions: but because Bitcoin miners can harness waste energy and renewables, the network's energy consumption is not a proxy for its carbon footprint.

Renewables are energy sources that naturally replenish, such as hydro, solar, or wind power . Because Sazmining has a carbon neutral mandate, and because renewables are carbon neutral, we employ renewables towards powering our mining rigs. For example, our latest facility in Wisconsin runs on hydropower.

We plan to use methane waste energy for our next facility. We cannot secure this next facility without the capital provided from the StartEngine campaign. Additionally, with additional capital from this StartEngine campaign, we intend to look at securing facilities globally.

Current Stage and Roadmap

Current Stage

Customers have purchased their Bitcoin mining rigs before our facility went live on January 3, 2023. Now that our facility is live, customers' Bitcoin mining rigs have begun to mine Bitcoin. The mined Bitcoin goes directly to customers' wallets.

Future Roadmap

We plan to grow our business in accordance with venture capital-required growth to work towards having the opportunity to potentially have an exit in the future (which we would only consider if there is alignment with Sazmining's mission - to improve the way humanity relates to money and energy).

We plan to use raised money to reserve more clean energy, deliver a better customer experience, and build customer-requested features.

Since our rigs run on carbon-neutral energy, we believe that we can play a part in the Bitcoin network becoming more environmentally friendly as a result of our hopefully-increased market share.

We believe that the Bitcoin network is poised for global adoption. Combined with the recent Bitcoin price depression, we believe that we are providing a great opportunity for customers to begin mining Bitcoin.

The Team

Officers and Directors

Name: William Szamosszegi

William Szamosszegi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Secretary, and Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Will is the CEO & Founder at Sazmining. He is responsible for the vision and growth of the business. He receives $100k annually in compensation and owns 32.7551% of the company's equity.

Name: Martin Patrick Hidalgo

Martin Patrick Hidalgo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Treasurer
  Dates of Service: February, 2022 - Present
  Responsibilities: Responsible for tracking, reporting, analyzing, auditing, budgeting, forecasting, and investing every dollar in an out of the company. Patrick receives $100k annually in compensation and owns 2.9316% of the company's equity.

Other business experience in the past three years:

- **Employer:** Bitt
  Title: Chief Financial Officer
  Dates of Service: August, 2017 - February, 2022
  Responsibilities: - Helped the company raise $18MM in equity and notes (created the Series B business tweet, 1 page summary and investment pitch deck). - Collaborated with the team to deploy the world's first CBDC for a currency union (the Eastern Caribbean Currency Union). Other deployments included stablecoins in Barbados, Belize and Ukraine and another CBDC in Nigeria. - Developed a merchant calculator which is still being used on Bitt's website to demonstrate how the mMoney product in Barbados can cut costs. - Guided the company through the Central Bank of Barbados and Financial Services Commission's Fintech regulatory sandbox. - Had complete responsibility for Investor Relations, Financial Planning & Analysis, Forecasting, and Treasury Management. - Helped bring stability while the company cycled through 3 CEOs, 2 COOs, 4 CTOs, 2 CLOs, and 3 different board of directors.

Name: Andrew Zoltan Szamosszegi

Andrew Zoltan Szamosszegi's current primary role is with Capital Trade, Incorporated. Andrew Zoltan Szamosszegi currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor and Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: I am a member of the board of directors and an original investor. Andrew does not receive a compensation, but owns 38.0750% of the company's equity.

Other business experience in the past three years:

- **Employer:** Capital Trade, Incorporated
  Title: Principal
  Dates of Service: July, 2005 - Present
  Responsibilities: Andrew Szamosszegi is a principal and director at Capital Trade Inc., in Washington, DC. He specializes in international trade consulting and is the firm's treasurer. His consulting work consists of engagements with major law firms representing domestic and international firms in high stakes trade disputes. He has also assisted foreign governments by analyzing the costs and benefits of their potential free trade agreements.

Name: Kent Marshall Halliburton

Kent Marshall Halliburton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Operating Officer, and Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Kent oversees all aspects of internal operations, including PnL. Kent receives a compensation of $100k annually in compensation and owns 10.9184% of the company's equity.

Other business experience in the past three years:

- **Employer:** Sazmining Inc.
  Title: Energy Advisor
  Dates of Service: January, 2021 - September, 2021
  Responsibilities: As an Energy Advisor to Sazmining, I conducted energy analysis of various crypto mining opportunities and consulted with Sazmining clients. In addition, I assessed the Sazmining business model and assisted with investor relations and raising capital.

Other business experience in the past three years:

- **Employer:** dcatracker.com
  Title: Founder
  Dates of Service: March, 2020 - Present
  Responsibilities: Providing a global one-stop shop for the simplest, most effective Bitcoin investing strategy.

Other business experience in the past three years:

- **Employer:** Blockforge
  Title: Founder
  Dates of Service: October, 2018 - October, 2021
  Responsibilities: Offering personal and corporate Bitcoin Implementation Strategies: setup, investing strategy, security, tax management, and inheritance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find

sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for Bitcoin mining. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Sazmining, Inc was formed on 01/16/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sazmining, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), possibly the EPA (Environmental Protection Agency), and other relevant government laws and regulations. The EPA may have the ability to regulate carbon emissions in the future. The EPA may then choose to target the carbon emissions of the Bitcoin mining industry as a whole, despite our Wisconsin facility being carbon neutral. Utilities may change their rate tariffs for Bitcoin mining operation, which would negatively impact future grid-tied facilities. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal

work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sazmining, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sazmining, Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Facility Security Risk
Facility security risks include those associated with location, personnel, and weather/acts of nature which could negatively impact the company's profitability. Any or all of these could lead to theft, vandalism, or extensive property damage. Sazmining ensures that the facility has proper security protocols & procedures regarding access and maintenance to minimize the risk of theft or vandalism. Additionally, we plan to purchase various layers of insurance as applicable to each facility and hosting contract we sign.

Asset Security Risk
Asset security risks include those associated with the holding and storing of mined bitcoin. Mined bitcoin could be lost if there is a breach of the cold wallet storage facility or if there is a breach of the hot wallet used to temporarily store bitcoin. Since the mined bitcoin represents the realized profit of the company, a security breach would directly affect the profitability. Additionally, a security breach would negatively impact the overall reputation of Sazmining and Sazmining's credibility as a miner. Proper risk management around digital asset custody will mitigate risk and ensure Sazmining can scale to service large institutional capital. Sazmining is fully verified as an institutional partner of Coinbase Prime. We intend to utilize reputable custodial services of Coinbase or Anchorage once we increase our volume of digital asset transactions.

Energy Risk
Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole. If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy becomes increasingly volatile. The contracts we sign stipulate a minimum uptime of energy generation with compensatory recourse when the minimum is not met. Minimum uptime is typically 95% in a behind-the-meter arrangement (the remaining 5% is typically sold to the grid in times of elevated demand, but profit sharing of the 5% is also typical). Contracts for methane facilities would have similar provisions. More importantly, since many methane facilities are off-grid without the ability to sell power back to it, the contractual uptime guarantees are expected to be higher. Sazmining is well-connected in the methane & renewable energy industries in order to mitigate energy risk. We are focused on having a reliable pipeline of operational energy partners to mitigate energy risk and maximize risk-adjusted returns for shareholders.

Depreciation Risk
Depreciation risks include those associated with the value of the physical assets within the mining facility and the value of the mining facility as a whole. If assets were to depreciate beyond forecasted values, the costs associated with maintaining and upgrading the facility become increasingly unpredictable, which could adversely affect the profitability of the mine. Similarly, if the value of the mining facility were to depreciate beyond forecasted value, collateralization could become increasingly difficult to maintain. Under our current strategy, we do not own facilities or mining rigs and therefore do not have any depreciation risk. Sazmining has a Master Services Agreement with the property owner at the Wisconsin site.

Regulatory Risk
Regulatory risks include those associated with restrictions imposed by involved governments and regulating agencies. New regulations could require Sazmining to devote additional time and resources that were initially not required, which could adversely affect the profitability and efficiency of the company. The risk increases if overall geopolitical sentiment towards Bitcoin and Bitcoin mining becomes increasingly unfavorable. Sazmining is in conversations with leading lobbying groups in the Bitcoin mining and energy sector, such as the Satoshi Action Fund. We approach the energy industry with a renewable or carbon-negative focus to stay in-line with ESG requirements. Sazmining is providing education on combating climate change with methane-powered Bitcoin mining. The White House recently cited methane-fueled Bitcoin mining as an environmentally responsible way to mine Bitcoin. Sazmining is mitigating regulatory risk by aligning with responsible ESG policies. We are mitigating regulatory risk and positioning Sazmining to benefit from policymakers in order to maximize risk-adjusted returns. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Sazmining is mitigating individual country risk by evaluating sites across the globe. Through our network, Sazmining has potential access to facilities around the world. This would allow us to move miners to a more favorable jurisdiction so that we could continue our operations. This would undoubtedly add costs not contemplated in our forecast model.

Jurisdictional Risk
Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks.

Tax Risk

Tax risks include those associated with the taxation of revenues and expenses realized from mining bitcoin. If there are changes in tax law or the interpretation of tax law, the profitability of the mine could be negatively impacted. Sazmining will evaluate the best approach for growing the enterprise value of our projects and minimizing unnecessary tax burdens through proper risk-adjusted growth. Staying up to date with tax law will ensure Sazmining maintains compliance with tax law.

Black Swan Risk
Black swan risks include those associated with unpredictable events that are beyond what is normally expected. If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape becomes increasingly tumultuous and if market rationalization becomes increasingly poor. Sazmining has weathered multiple "Black Swan" events since January 2018. These include two 70+% drawdowns in the price of crypto, and 2 massive hashrate difficult adjustments due to regulatory changes (in China & the US) around Bitcoin mining. Sazmining's leadership has learned valuable lessons on risk mitigation to reduce risk in the event of a Black swan event.

Third-Party Risk
Third-party risks include those associated with outside party's abilities and willingness to perform necessary services or activities. If an outside party is unable or unwilling to provide contracted products and/or services, the operability and profitability of the company could be negatively impacted. Similarly, third parties may adversely affect the company if they are operating with a high level of third-party risk themselves, or if the conditions of their underlying markets become unfavorable. Sazmining will use our industry expertise on PPAs, hosting contracts, and due diligence on industry counter-parties to mitigate Third-Party Risk associated with necessary contracted services or activities. Sazmining's influence and network in the Bitcoin mining and energy industry allow us to do greater diligence when evaluating 3rd party partners. Sazmining's diligence on Third-Party Partners significantly mitigates the risk of performance failures and defaults. We recognize that reliable service from counter-parties is important for maximizing risk-adjusted returns for our shareholders.

General Market Risk
General market risks include those associated with broad market movements unrelated to any specific asset. If the overall performance of financial markets becomes increasingly poor, the company could become less profitable. Since Bitcoin is commonly viewed as a high-risk asset, it is possible that the Bitcoin and Bitcoin mining markets experience significant declines in price. Sazmining's expertise in the Bitcoin and Bitcoin mining industry leads us to limit volatility by locking in gains or holding but using hedging instruments. We will continue to practice a risk-adjusted approach to maximizing returns.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Szamosszegi	521,810	Common Stock	38.075%
William Szamosszegi	500,000	Common Stock	36.4836%

The Company's Securities

The Company has authorized Common Stock, and Convertible. As part of the Regulation Crowdfunding raise, the Company will be offering up to 94,274 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,526,480 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Warrants

The total amount outstanding includes 59,132 shares to be issued pursuant to outstanding warrants.

Stock Options

The total amount outstanding includes 332,471 total shares to be issued pursuant to stock options reserved in the stock plan, with 47,229 reserved but unissued.

Convertible

The security will convert into Common stock and the terms of the Convertible are outlined below:

Amount outstanding: $880,100.00
Maturity Date: July 31, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Next Equity Financing, Maturity Conversion, or Corporate Transaction.

Material Rights

2.2 Conversion of the Notes.

a) **Next Equity Financing.**

At the Lender's option, the principal amount of each Note and any accrued and unpaid interest thereon will be converted into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares to be issued upon such conversion shall be equal to the quotient of (i) the Outstanding Balance on the date of conversion, divided by (ii) the Next Equity Financing Conversion Price. The issuance of Conversion Shares pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing, except that the aggregate liquidation preference of such Conversion Shares shall be equal to the aggregate outstanding principal of all Notes and all accrued and unpaid interest thereon.

(b) **Maturity Conversion.**

If the Next Equity Financing or a Corporate Transaction has not occurred on or before the Maturity Date, the Outstanding Balance shall, at the election of the Lender, be converted into Conversion Shares. The number of Conversion Shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the Outstanding Balance by (ii) the Maturity Conversion Price. Any election by the Lender to convert the Notes pursuant to this Section 2.2(b) shall be made in writing and delivered to the Company at least five (5) business days prior to the Maturity Date.

(c) **Corporate Transaction.**

In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note shall be converted as provided in Section 2.2(a) or Section 2.2(b), then the Company shall pay Lender, from the proceeds of the Corporate Transaction, the greater of (i) one times (1x) the Outstanding Balance or (ii) such amount as would have been payable to such Lender if such holder's Note were converted into Conversion Shares immediately before the Corporate Transaction. For purposes of clause (ii) above, the number of Conversion Shares that would be issuable (or deemed issuable) upon such conversion (or deemed conversion) shall be equal to the quotient of (x) the Outstanding Balance, on the date of conversion, divided by (y) the Corporate Transaction Conversion Price. The Company shall notify the holders of the Notes of the closing of a Corporate Transaction at least five (5) business days prior to the expected closing of such Corporate Transaction. Such notice shall include any information generally provided by the Company to the holders of the Company's Common Stock in connection with Corporate Transactions, if any.

(d) **No Fractional Shares.**

Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the amount of Conversion Shares issuable to the holder of a Note shall be rounded up or down to the nearest whole number. (e) Mechanics and Effect of Conversion. The Company shall not be required to issue or deliver the Conversion Shares (or proceeds paid to the holder of a Note) until the holder of the Note has surrendered the Note to the Company. Such conversion or payment may be made contingent upon the closing of the Next Equity Financing or Corporate Transaction. Upon conversion of a Note or payment thereof, the Company will be forever released from all of its obligations and liabilities under the Note, including, without limitation, with respect to any obligations regarding payment of any principal and accrued interest.

What it means to be a minority holder

As a minority holder of Common Stock in this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Startup Funds
  Date: January 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,010,017.00
  Number of Securities Sold: 1,010,017
  Use of proceeds: Startup Funds
  Date: July 26, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Startup Funds.

Date: January 18, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Startup Funds.
  Date: April 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Startup Funds
  Date: February 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Startup Funds
  Date: February 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Startup Funds
  Date: February 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Startup Funds
  Date: March 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Startup Funds
  Date: April 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: StartupFunds
  Date: April 29, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $34,638.12 compared to $397,107.34 in fiscal year 2021.

All of the income in 2020 was generated from Bitcoin mining. That was discontinued in 2021. The focus in 2021 was consulting and selling mining rigs. During 2021, Sazmining consulted with other mining companies. We stopped offering those consulting services by the end of 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $15,330.00 compared to $19,202.00 in fiscal year 2021.

There was an increase in the cost of sales, but the nominally low amount was for hosting fees. The hosting fee increase was based on the vendors pricing and even though mining did not occur, the fee was still incurred.

Gross margins

Gross margins for fiscal year 2020 were $19,308.12 compared to $377,905.34 in fiscal year 2021.

The gain in gross margins from 2020 to 2021 was directly related to a change in business focus and a dramatic increase in revenue due to Sazmining's 2021 consulting services, while keeping the cost of sales basically the same.

Expenses

Total operating expenses for fiscal year 2020 were $115,870, compared to $359,316 in fiscal year 2021.

The large increase in expenses was due to a ramping up of the business and the heavy use of contractors. Contractors as a percentage of total expenses were 41% in 2020 and 46% in 2021. Additionally, professional services (legal and accounting) as a percentage of total expenses were 37% in 2020 and 33% in 2021. These two categories represented roughly 80% of the total expenses in both years.

Historical results and cash flows:

The Company is currently in the initial production stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because while we have collected revenue for hardware sales our flagship facility revenue will occur in January 2023. Past cash was primarily generated through revenues from alternative services. Our goal is to generate at least $1MM in revenue in 2023 from bitcoin mining operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2022, the Company has capital resources available in the form of $195,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support payroll, marketing, software.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 86% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company plans on using the funds raised from the StartEngine to pay for payroll, marketing, and software until the Company can obtain additional financing. If the Company were only able to raise the minimum amount, the Company would use the cash on hand to pay for all non-payroll needs. The Company would switch to a sweat equity compensation model for its employees. The Company's current burn rate is roughly $150,000 per month, of which about 80% is payroll-related. Switching to a sweat equity model would drop the Company's burn rate to approximately $30,000 per month. This would allow the Company to operate for about 6 months with the minimum amount raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $150,000 for expenses related to payroll, marketing, software.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Letter of Intent for maximum $10MM debt/equity (provided we acquire $1M to put in escrow), $25MM in project-based debt financing, and up to $150K in lines of credit ($71,700 already confirmed).

Indebtedness

- **Creditor:** SBA EIDL Loan
  Amount Owed: $3,700.00
  Interest Rate: 3.75%
  Maturity Date: May 09, 2050

- **Creditor:** Promissory Note - Andrew Szamosszegi
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: July 01, 2023

Related Party Transactions

- **Name of Entity:** Andrew Szamosszegi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders.
  Material Terms: The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.

Valuation

Pre-Money Valuation: $19,996,888.00

Valuation Details:

The Company has employed the following methodologies to reach its valuation: 1) Venture Capital, 2) Valuation Step Up, 3) Scorecard, and 4) Revenue Multiple multiple method.

1. Venture Capital Method

The Venture Capital method is the most widely recognized method of valuation for early stage companies. It also helps frame the company as one that a VC might invest in if the company is pre-VC. It calculates the terminal value of the firm based on the revenues in the year the company expects to be sold (VC focus on 5 years) and then discounts that back by an IRR of 60% so that the investment will generate a 10X return.

We are currently projecting revenues of $63.8MM within 5 years. The VC model assumes the company will be sold in year 5.

We are assuming that over those 5 years, we will have the capacity to go from 1 facility to 12, 1 megawatt (MW) to 256 MW, 360 customers to 85,000 customers, and 7 full-time employees (FTEs) to 169 FTEs. We have also made various assumptions about the price of Bitcion, network difficulty, and hash rate improvements over time.

The first terminal value is calculated by taking that projected revenue number, multiplying it by an assumed net profit margin percentage (59% in this case), and then multiplying that by an industry P/E ratio (10 in this case). The second terminal value used the revenue multiple generated in the Revenue Multiple method and multiplies that by the projected revenue number. The average of those two numbers is taken and then discounted back by an IRR of 60% over 5 years to get the post-money valuation. The amount raised is subtracted from that number to get the pre-money valuation.

This gave us a pre-money valuation of $30MM.

2. Valuation Step Up Method

The Valuation Step Up method uses the amount raised in the prior equity round and the percent that those shares are of the fully diluted shares to get a post round valuation. That valuation is then multiplied by an average financing step up multiple based on industry proxy deals.

Here, we used our May 5, 2021 Reg. D offering as our prior equity round. In this raise, we sold equity for a total of $1,010,017.

There are no share figures used in this calculation. The formula is: ((dollars raised in the prior round / the ownership % of that round) + dollars raised in the prior round) * step up multiple = new pre-money valuation. We calculated the step up multiple using several publicized step up rounds of other Bitcoin mining companies (Blockmatrix, Compute North, Genesis Digital Assets, and Blockware Mining) to get an average step up multiple. We then discounted that multiple by the drop in Bitcoin price ($5.67) to reflect a more current multiple (20/68).

This gave us a pre-money valuation of $26MM.

Reg. D Offering source: https://www.sec.gov/Archives/edgar/data/1896518/000189651821000001/xslFormDX01/primary_doc.xml

3. The Scorecard Method

The Scorecard method breaks down the components of startups much like the topics in an investment pitch deck and then has subtopics for each topic. The topic levels are weighted and sum to 100%. Each subtopic is scored based on the stage of the company. The subtopic scorings add or subtract to each topic's weighted score. Each sub-factor contributes to the factor. The premise is that each factor contributes to a decision about the strength of the company. The summary score is then multiplied by an industry average pre-money valuation for a similar company at that stage.

The median pre-money valuation for startups in the space were $70 million, up 141% compared to $29 million across all VC deals. We then multiplied this by (20/68) which reflected the drop of the price of Bitcoin. This is how we estimated the valuation drops for Bitcoin-related companies.

Source: https://blockworks.co/news/report-vcs-invested-33b-in-crypto-and-blockchain-startups-in-2021

The following topcis made up this valuation- a) Strength of Team, b) Size of Opportunity, c) Strength of the Product, d) Competitive Marketplace, e) Marketing/ Sales/ Partners, f) Need for additional funding, and g) "Other" factors.

The indicators and values are as follows: 0 0 - -1 -- -2 --- -3 + 1 ++ 2 +++.

a) **Strength of Team**

-30% Experience

-Many years of business experience: +

-Experience in this business sector: ++

-Experience as a CEO: +++

-Experience as a COO, CFO, CTO: ++

-Experience as a product manager: +

-Experience in sales or technology: -

-No business experience: ---

-Willing to step aside, if necessary, for an experienced CEO:

-Unwilling ---

-Neutral 0

-Willing +++

-Is the founder coachable?

-No: ---

-Yes: +++

-One competent player in place: 0

-Team identified and on the sidelines: +

-How complete is the management team?

-Entrepreneur only: -

-Competent team in place: +++

b) **Size of Opportunity**

-25% Size of the target market

-(Total sales):

-< $50 million: --

-$100 million: +

-> $100 million: ++

-Potential for revenues of target company in five years:

- < $20 million: --

-$20 to $50 million: ++

-> $100 million (will require significant additional funding): -

c) **Strength of the Product**

-Strength of the Product and Intellectual Property 15%

-Is the product defined and developed?

-Not well define, still looking a prototypes: ---

-Well defined, prototype looks interesting: 0

-Good feedback from potential customers: ++

-Orders or early sales from customers: +++

-Is the product compelling to customers?

-This product is a vitamin pill: ---

-This product is a pain killer: ++

-This product is a pain killer with no side effects: +++

-Can this product be duplicated by the others?

-Easily copied, no intellectual property: ---

-Duplication difficult: 0

-Product unique and protected by trade secrets: ++

-Solid patent protections: +++

d) **Competitive Environment**

-10% Strength of competitors in this marketplace

-Dominated by a single large player: --

-Dominated by several players: -

-Fractured, many small players: ++

-Strength of competitive products

-Competitive products are excellent: --

-Competitive products are weak: +++

e) **Marketing/ Sales/ Partners**

-Marketing/Sales/Partners 10%

-Sales channels, sales, and marketing partners haven't even discussed sales channels: ---

-Key beta testers identified and contacted: ++

-Channels secure, customers placed trial orders: +++

-No partners identified: --

-Key partners in place: ++

f) **Need for additional funding**

-Need for additional rounds of funding 5%

-None: +++

-Another angel round: 0

-Need venture capital: --

g) **"Other" factors**

-Other 5%

-Positive other factors: ++

-None: 0

-Negative other factors: --

Each of the weighting values are multiplied by each adjustment indicator. These are summed to get a company multiple. That multiple is applied to an assumed pre-money valuation. We used the average here

Source: https://blockworks.co/report-vcs-invested-33b-in-crypto-and-blockchain-startups-in-2021/

This gave us a pre-money valuation of $29MM.

4. The Revenue Multiple Method

a) The Revenue Multiple method creates an average market capitalization/revenue multiple from publicly traded proxy companies. This multiple is then applied to the projected sales of the company. This gave us a pre-money valuation of $26MM.

The publicly traded proxy companies we looked at were Core Scientific, Inc. (OTCM:CORZQ), Greenidge Generation Holdings Inc. (XNAS:GREE), Mawson Infrastructure Group Inc. (XNAS:MIGI), Stronghold Digital Mining, Inc. (XNAS:SDIG), Argo Blockchain PLC (XNAS:ARBK), Bitfarms Ltd. (XNAS:BITF), Digihost Technology Inc. (XNAS:DGHI), Iris Energy Ltd. (XNAS:IREN), Cleanspark, Inc. (XNAS:CLSK), Bit Digital, Inc. (XNAS:BTBT), HIVE Blockchain Technologies Ltd. (XTSX:HIVE), Hut 8 Mining Corp. (XNAS:HUT), Riot Platforms, Inc. (XNAS:RIOT), Applied Digital Corporation (XNAS:APLD), and Marathon Digital Holdings, Inc. (XNAS:MARA).

The workbook that we use has a live data feed so the numbers behind the multiples change constantly. Right now the average market capitalization/revenue multiple would be 12.32. We reached the capitalization/ revenue multiple by sorting the market cap/revenue multiple, throwing out the highest and lowest figures, and took an average of the remaining multiples.

We calculated our projected sales by examining the named revenue of the above publicly-traded proxy companies. These figures are stated below:

Core Scientific, Inc. (OTCM:CORZQ) $162,600,000. Greenidge Generation Holdings Inc. (XNAS:GREE) $29,400,000. Mawson Infrastructure Group Inc. (XNAS:MIGI) $28,300,000. Stronghold Digital Mining, Inc. (XNAS:SDIG) $24,800,000. Argo Blockchain PLC (XNAS:ARBK) $11,800,000. Bitfarms Ltd. (XNAS:BITF) $33,300,000. Digihost Technology Inc. (XNAS:DGHI) $3,700,000. Iris Energy Ltd. (XNAS:IREN) $12,400,000 CLEANSPARK, INC. (XNAS:CLSK) $26,200,000. Bit Digital, Inc. (XNAS:BTBT) $9,100,000. HIVE Blockchain Technologies Ltd.

(XTSX:HIVE) $29,600,000. Hut 8 Mining Corp. (XNAS:HUT) $31,700,000. Riot Platforms, Inc. (XNAS:RIOT) $46,300,000. Applied Digital Corporation (XNAS:APLD) $8,500,000. Marathon Digital Holdings, Inc. (XNAS:MARA) $12,700,000.

Taking the above figures into account, we also estimated our 2023 mining revenue, rig deposits, full payment revenue, and hosting revenue would be approximately $4,500,000.

b) We threw out the valuation results using the Kevin Learned and Simplified NPV methods because we thought they were too high ($42MM and $37MM), took an average of the four methodologies above and then discounted that again by ~25% because of current market conditions.

This gave us a pre-money valuation of $26MM.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has 1 class of stock (Common Stock); (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $880,100 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Services Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,989.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  32.5%
  We will use 32.5% of the funds raised for market and customer research, new product development and market testing.
- *Working Capital*
  62.0%
  We will use 62% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sazmining.com/ (www.sazmining.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sazmining

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sazmining Inc.

[See attached]

SAZMINING, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sazmining, Inc.
Bethesda, Maryland

We have reviewed the accompanying financial statements of Sazmining, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

January 20, 2023
Los Angeles, California

SAZMINING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 60,030	$ 39,476
Acccounts Receivable, net	-	1,200
Total Current Assets	**60,030**	**40,676**
Property and Equipment, net	12,019	23,467
Intangible Assets	42,044	904
Total Assets	**$ 114,093**	**$ 65,047**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 52,289	$ 8,924
Current Portion of Loans and Notes	228	-
Accrued Interest	540	-
Total Current Liabilities	**53,057**	**8,924**
Promissory Notes and Loans	13,472	3,700
Total Liabilities	**66,529**	**12,624**
STOCKHOLDERS EQUITY		
Common Stock	11	11
Additional Paid in Capital	319,640	251,436
Retained Earnings/(Accumulated Deficit)	(272,087)	(199,023)
Total Stockholders' Equity	**47,564**	**52,423**
Total Liabilities and Stockholders' Equity	**$ 114,093**	**$ 65,047**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 397,107	$ 34,638
Cost of Goods Sold	19,202	15,330
Gross profit	377,905	19,308
Operating expenses		
General and Administrative	317,060	113,713
Sales and Marketing	42,256	2,157
Total operating expenses	359,316	115,870
Operating Income/(Loss)	18,590	(96,561)
Interest Expense	540	-
Other Loss/(Income)	91,113	2,153
Income/(Loss) before provision for income taxes	(73,064)	(98,714)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (73,064)**	**$ (98,714)**

See accompanying notes to financial statements.

SAZMINING INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	1,000,000	**$ 10**	**$ 100,267**	**$ (100,309)**	**$ (32)**
Issuance of Stock	53,285	1	149,479		149,480
Share-Based Compensation			1,689		1,689
Net income/(loss)				(98,714)	(98,714)
Balance—December 31, 2020	1,053,285	11	251,436	$ (199,023)	**$ 52,423**
Issuance of Stock	81,592	1	60,363		60,363
Share-Based Compensation			7,842		7,842
Net income/(loss)				(73,064)	(73,064)
Balance—December 31, 2021	**1,134,877**	**$ 11**	**$ 319,640**	**$ (272,087)**	**$ 47,564**

See accompanying notes to financial statements.

SAZMINING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(73,064)	$	(98,714)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		11,448		5,724
Share-based Compensation		7,842		1,689
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,200		(1,200)
Credit Cards		43,364		1,434
Accrued Interest		540		-
Net cash provided/(used) by operating activities		**(8,670)**		**(91,067)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Cryptocurrencies		(41,139)		-
Sale of Cryptocurrencies				20,262
Net cash provided/(used) in investing activities		**(41,139)**		**20,262**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		60,363		149,480
Borrowing on Promissory Notes and Loans		10,000		-
Repayment of Promissory Notes and Loans				(45,964)
Net cash provided/(used) by financing activities		**70,363**		**103,516**
Change in Cash		20,554		32,711
Cash—beginning of year		39,476		6,765
Cash—end of year	**$**	**60,030**	**$**	**39,476**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sazmining Inc. was incorporated on May 3, 2018, in the state of Delaware. The financial statements of Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bethesda, Maryland.

Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Mining Equipment	3- 5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its cryptocurrencies. Indefinite-lived intangible assets are not amortized but are required to be recognized and measured at their historical cost; impairment is recognized when their carrying amount exceeds fair value.

Income Taxes

Sazmining is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more

likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Sazmining earns revenue from three sources: ASIC deposits and sales, hosting fees, and share of bitcoin mining revenue.

Cost of sales

Costs of goods sold include the cost of the power of the facility and hosting fee.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $42,256 and $2,157, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation.
Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Mining Equipment	$	31,591	$	31,591
Property and Equipment, at Cost		**31,591**		**31,591**
Accumulated depreciation		(19,571)		(8,124)
Property and Equipment, Net	**$**	**12,019**	**$**	**23,467**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $11,448 and $5,724, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Cryptocurrencies (BTC, ETH)	$	42,044	$	904
Intangible assets, at cost		**42,044**		**904**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**42,044**	**$**	**904**

Cryptocurrencies are Indefinite-lived intangible assets, which are not amortized.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,134,877 and 1,053,285 shares have been issued and are outstanding.

6. STOCK OPTIONS

On April 1, 2021, the Company issued stock option to purchase 59,132 shares of common stock to Lionchase Equity Inc. Lionchase Equity, Inc. acquires the option to purchase up to 59,132 (roughly 5% of outstanding shares) at the purchase price equal to $85.5 per share, $5,055,786 in total. The option vest proportionally at the closing of two years mezzanine bridge loans, or other forms of project financing, aggregating up to $31,000,000, in connection with the financing of one of the two Crypto-Mining Facilities. This option expires on April 1, 2023. No stock options were vested recorded until December 31, 2021.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 176,471 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	6,764	$ 0.10	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	6,764	$ 0.10	10.66
Exercisable Options at December 31, 2020	13,754	$ 0.10	10.66
Granted	71,851	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	78,615	$ 0.10	9.66
Exercisable Options at December 31, 2021	61,851	$ 0.10	9.66

Stock option expense for the years ended December 31, 2021, and December 31, 2020, was $7,842 and $1,689, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 3,700	3.75%	5/9/2020	5/9/2050	139	228	$ 228	$ 3,472	$ 3,928	$ 90	$ 90	$ -	$ 3,700	$ 3,790
Promissory Note - Andrew Szamosszegi	$ 10,000	8.00%	7/1/2021	7/1/2023	$ 401	401	$ -	$ 10,000	$ 10,401	$ -	$ -			
Total					540	$ 630	$ 228	$ 13,472	$ 14,330	$ 90	$ 90	$ -	$ 3,700	$ 3,790

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 228
2023	10,228
2024	228
2025	228
2026	228
Thereafter	2,560
Total	**$ 13,700**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (21,213)	$ (28,874)
Valuation Allowance	21,213	28,874
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (88,944)	$ (67,730)
Valuation Allowance	88,944	67,730
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $63,857, and the Company had state net operating loss ("NOL") carryforwards of approximately $25,087. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders. The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 20, 2023, which is the date the financial statements were available to be issued.

In the period from January 18, 2022, until January 20, 2023, the Company issued an additional $1,080,100 in convertible notes. The notes bear an interest rate of 4% and the maturity date is set to July 18, 2023.

Through January 20, 2023, 88,793 NSOs and 73,521 ISOs share options were awarded to Employees, Advisors, and Consultants. Terms are typically four- year vesting, one-year cliff, and $0.33 strike price.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest Now
$13.10 Per Share

RAISED	INVESTORS
$165,054.06	57
MIN INVEST	VALUATION
$353.70	$20M

THE PITCH

We believe that Bitcoin mining is too complicated and costly for billions of people around the world. It is also notoriously energy-intensive, and critics point to its carbon footprint. We believe that Sazmining solves all of these issues in one fell swoop. Sazmining manages the entire mining process for our customers, so that they don't have to lift a finger in order to receive Bitcoin directly into their wallets. Even better, we lower the financial barriers to mining by aggregating customer purchasing power to buy mining rigs in bulk. With a 350 mining rig capacity facility already live, press enthusiasm, and the recent full launch of our platform, we are ready to build a clean, accessible future in Bitcoin mining.

$76.6B market opportunity

$1.8M raised in seed funding

$300K in revenue since Dec 2022

The Marriage between Better Money and Clean Energy Begins

Will Szamosszegi had already been a seasoned tech entrepreneur when he first heard about Bitcoin, the next global reserve asset. After months of research, he knew he had to build a company that would make it easier for people to own Bitcoin.

Meanwhile, Kent Halliburton, a veteran in the renewable energy sector, heard Will in an interview. Kent was impressed, and he quickly connected with Will.

The pair immediately hit it off and brainstormed how they could merge Will's passion for Bitcoin and Kent's passion for renewable energy. Sazmining was born: a platform that managed the entire Bitcoin mining process for retail customers, so that people all over the world could have the opportunity to receive Bitcoin as passive income. Sazmining's mining rigs would run on carbon-neutral energy sources, such as hydro and waste methane gas.

Will and Kent are in the middle of their mission to transform humanity's relationship with both money and energy. We believe that Sazmining is accelerating Bitcoin adoption, and it is giving a boost to the renewable energy economy by relying on them to power its mining rigs.

In the news

coindesk · Forbes · yahoo! finance
COINTELEGRAPH The future of money · BITCOIN MAGAZINE · Nasdaq
REUTERS · forkast · businesswire A BERKSHIRE HATHAWAY COMPANY

Bitcoin Mining Should be as Easy as Ordering a Netflix Subscription

At Sazmining, we make turnkey Bitcoin mining accessible to retail customers by sourcing, hosting, and maintaining customer's rigs. Customers simply purchase machines through our platform and give us their wallet address, and we handle the rest. Because we only make money when our customers do, our incentives are aligned with those of our customers: we are incentivized to maximize customer mining rigs' uptime and Bitcoin production.


Goodmorning, Louis

Top-Tier Professionals

Our team is composed of seasoned and accomplished rock stars with decades of experience in Bitcoin and emerging technology

THE PROBLEM & OUR SOLUTION

Helping Customers Make Money by Solving the Climate Crisis

Our mining rigs run on either clean energy sources like hydropower, or on methane gas (a greenhouse gas up to 84x as potent as CO_2) that would have otherwise been emitted into the atmosphere. We believe that we are contributing to subsidizing the clean energy sector and curbing humanity's greenhouse gas emissions (source). We are endeavoring to solve both of these problems by aggregating customer purchasing power to access low-cost, carbon-neutral Bitcoin mining facilities.

Many Problems, One Solution

We believe that Bitcoin mining is too complicated and costly for billions of people around the world. It is also notoriously energy-intensive, and misinformed critics point to its carbon footprint. We believe that Sazmining solves both of these issues in one fell swoop. Sazmining manages the entire mining process for our customers, so that they don't have to lift a finger in order to receive Bitcoin directly into their wallets. Sazmining is reshaping Bitcoin mining to be more sustainable and affordable. By harnessing hydropower and methane waste to fuel our rigs, we are building a carbon-negative future for Bitcoin mining. Even better, we lower the financial barriers to mining by aggregating customer purchasing power to buy mining rigs in bulk. Finally, our rigs run on only clean energy sources, so our customers can rest easy knowing that their Bitcoin has not damaged the environment. With a 350 mining rig capacity facility already live, press enthusiasm, and the recent full launch of our platform, we are ready to build a clean, accessible future in Bitcoin mining.

Green, Transparent, and Easy

We are fully transparent with our customers. As they peruse our platform, they know exactly what to expect from their miners:


Your Green Profits
Earn $588 per month with 10 mining rigs.*
Choose how many mining rigs you'd like
1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10
Rig purchase cost
$20000
ANTMINER S19J PRO | 100TH/s, 3,050W
Est. Online Date: 12/12/2022
Avg. Monthly Revenue
$2388
Bitcoin mined
Avg. Monthly Cost
$1800
energy + maintainance
Projected Monthly Profit
$588
Green profit
Projected Annual Profit Profit
$7056
Mining rigs paid off after 34 months
* Profit based on average BTC value and Hashrate over past 6 months and average hosting, maintenance, and electricity costs. 1 year warranty included. Monthly cost: $170 energy + $10 maintenance = $180
GET STARTED

Our platform makes it easy for customers to track their miners' progress:


SAZMINING
LOUIS
DASHBOARD
RIG MANAGER
EARNINGS
SETTINGS
Goodmorning, Louis
Download CSV
Active Rigs
5 /5 rigs
Average Hash Rate
550 TH/s
Total Bitcoin mined
5.17 BTC
5.17 BTC ~ $46.200
Total bitcoins mined
11,12%
0.24
0.20
0.16
0.12
0.08
0.04
0
28 Feb
7 Mar
14 Mar
21 Mar
28 Mar
4 Apr
11 Apr
28 June, 2022
Bitcoin: 5.17
THIS MONTH
Your return on investment
5.17 BTC Earned
Total Investment
Expected Total Earnings
Bitcoin earnings
Total investment
BTC Earned = total amount of Bitcoin mined
Total Investment = total initial mining rig purchase cost + service fees
Exp. Total Earnings = expected earnings based on the avg. rig lifetime
On track: Get a 10% discount if you invest again before your final payout
Recent Payouts
March 21 + 0.31 BTC ~ $6200
February 18 + 0.28 BTC ~ $6000
January 16 + 0.29 BTC ~ $6100
December 2021 18 + 0.30 BTC ~ $6000
November 2021 21 + 0.29 BTC ~ $6100
VIEW ALL
Have Questions?
Ask our customer success manager
© 2022 Sazmining. All rights reserved.

THE MARKET & OUR TRACTION

Turning Toxic Emissions into Green Profits

Sazmining operates at the intersection of Bitcoin mining and climate change. The market opportunity that comes with consuming methane as our fuel source alone is estimated at $76.6 billion (source, source, source). Meanwhile, the market opportunity for Americans with at least $5,000 in savings represents a $149.35 billion opportunity (source).

Since our launch, we have achieved the following milestones:

- **Raised $1.8 million** during our Seed Stage
- **Launched our platform in April** at Bitcoin 2022 in Miami
- **Secured 2 MWs of renewable energy** for Bitcoin mining
- Sold 122 rigs for a **total revenue of $390,000**
- **Secured a hydro facility in Wisconsin,** which will be live in January
- **464** waitlist total

Sazmining has been featured in Forbes, Bitcoin Magazine, Cointelegraph, and our CEO has been interviewed by E-Crypto News, Authority Magazine, The Halving Report, and the Crypto Coin Show.

"I love having access to Sazmining's unique business model. In particular, the concept of targeting the smaller investors is attractive. Any contact I have enjoyed with the staff has been honest, helpful and oriented towards great customer service. I would give more stars if I could."

Jilly Bean 29 June 2022 ★★★★★

"Great customer experience, they simplify and handle everything. Excited to start mining with them!"

David R 23 June 2022 ★★★★★

"Sazmining is a brilliant business and an A-list team. They're bringing us to a future of better energy, better money, and a cleaner environment, all while helping customers earn passive income. I'm proud to be on this journey with them!"

Austin Stewart Trojka ★★★★★

*These testimonials may not represent the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Bitcoin as a Weapon against Climate Change

Sazmining's purpose is to improve the way humanity relates to energy & money. We believe that our carbon-neutral rigs can make the Bitcoin network more environmentally friendly as our market share grows. We plan to use this raise to reserve an additional 6 megawatts of clean energy, onboard an additional 2,000 customers through marketing, deliver a better customer experience, and build new customer-requested features. With early customer enthusiasm, press attention, and our recent full launch, we believe that we are perfectly positioned to reshape the way humanity mines Bitcoin for the better. We want to put newly mined Bitcoin in the pockets of one million customers.

Invest to Receive Bitcoin Goodies, Our Treat!
When we say that we want the entire world to adopt Bitcoin, we mean it. Investors will receive a Bitcoin hardware wallet, a mining rig, a ticket to Bitcoin Miami 2023, or other Sazmining perks. You won't just buy a piece of Sazmining–you'll become a proud Bitcoiner.

MicroStrategy co-founder Michael Saylor has previously stated that, "Bitcoin is digital gold, it's 100x better than gold" (source). Similarly, we believe that both Bitcoin and Bitcoin mining are here to stay.

The total number of Bitcoin addresses has grown past 1 billion in the asset's extremely young lifespan, with no signs of deceleration (source). As shown in Figure 2, Bitcoin continues to prove its use as a medium of exchange. In 2021, its cumulative annual transfer volume officially surpassed that of Visa, reaching $13.1 trillion (source).


Bitcoin Settled ~$13.1 Trillion in 2021
Annual Transfer Volume (Trillion, USD)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
140%
120%
100%
80%
60%
40%
20%
0%
BTC Volume as % of Visa Payments Volume
2015
2016
2017
2018
2019
2020
2021

Figure 2. Annual transfer volume of Bitcoin and Visa

As shown in Figure 3, Bitcoin's worth as a global store of value is demonstrated by the fact that those living under unstable monetary regimes adopt Bitcoin at a greater rate than those living under stable monetary regimes (source). In other words, Bitcoin is already proving valuable to those in the developing world, where fiat currencies lose value at a far greater rate than do currencies in the developed world (source).


HOW COMMON IS CRYPTO?
Share of respondents in selected countries who said that they used or owned cryptocurrency (2020)
Nigeria 32%
Vietnam 21%
South Africa 17%
Turkey 16%
Peru 16%
Spain 10%
China 8%
U.S. 7%
Germany 6%
Japan 4%
statista

Figure 3. Countries ranked by rate of crypto (Bitcoin) adoption.

ABOUT

HEADQUARTERS
9641 Eagle Ridge Drive
Bethesda, MD 20817

WEBSITE
View Site

We make purchasing rigs and mining Bitcoin as easy as subscribing to Netflix. Our latest mining facility went live in January 2023 and is now fully operational.

TEAM



William Szamosszegi
CEO

William Szamosszegi is a serial entrepreneur with 7+ years of experience as a successful technology CEO & Founder. He is a thought leader on bitcoin, energy, blockchain/cryptocurrency & bitcoin mining. As host of the Sazmining Podcast, he discusses these subjects with fellow industry leaders. William's op-eds have been featured in mainstream publications like Cointelegraph and Coindesk, and his commentary can be found in Forbes and Business Insider. His mission with Sazmining is to improve humanity's relationship with money and energy by democratizing access to renewable bitcoin mining.



Martin Patrick Hidalgo
Chief Financial Officer

Prior to Sazmining, Patrick was CFO of Bitt, which launched the world's first blockchain based central bank digital currency for a monetary union. Most of his career has been on the buyside of fixed income capital markets including Director of Trading Operations at Proprietary Capital, a mortgage derivative hedge fund, where he helped grow the assets under management from $100MM to $600MM. He also whole loan traded or securitized $15B of collateral as a Vice President of Secondary Marketing at Countrywide Home Loans. He has an BS in Finance from the University of Colorado at Boulder and an MBA in International Business from the University of Illinois at Urbana-Champaign.



Andrew Zoltan Szamosszegi
Advisor and Board Member

Andrew Szamosszegi is a principal at Capital Trade, Inc. and board member of Sazmining, Inc. He is an original investor in Sazmining and one of its advisors. As an economic consultant, he advises clients on economics aspects of international trade and investment opportunities and disputes.



Kent Marshall Halliburton
President and Chief Operating Officer

As Sazmining's President and Chief Operating Officer, Kent oversees the operations and cultural development of Sazmining. He has hired the Sazmining team, overseen the technical product development, located current and future ESG-friendly facilities, and led sales efforts. Kent has implemented an OKR goal-setting system to integrate the organization, a feedback system to foster employee growth, a proprietary hiring methodology to source A Players, and a compensation philosophy to ensure fair and transparent compensation.

Prior to his position at Sazmining, Kent led sales, business development, and software efforts for a publicly-traded solar energy company (RSOL, no longer traded). He executed on 9-figure sales targets, managed a team of more than 100, and oversaw the development and deployment of the company's operations software. A dynamic and capable leader, Kent keeps both budgetary goals and cultural vision balanced.

Kent graduated Summa Cum Laude with a B.S. in Computer Engineering from California Polytechnic University, San Luis Obispo. He helped develop Solar Energy Industry Association's (SEIA) Sales Training program. Kent has been published in Bitcoin Magazine and Yahoo! Finance. He also developed projects with BMW and Lowe's.

TERMS

Sazmining

Overview

PRICE PER SHARE
$13.10

VALUATION
$20M

DEADLINE
May 12, 2023

AMOUNT RAISED
$165,054.06

Breakdown

MIN INVESTMENT
$353.70

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,989.40

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,145

MAX NUMBER OF SHARES OFFERED
94,274

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

***Tier 1 Perk** — Invest $750+ and receive access to our Exclusive Sazmining Investor Telegram group*

***Tier 2 Perk —** Invest $1500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet*

***Tier 3 Perk** — Invest $2500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet w/ metal seed plate + guaranteed reservation for an S19j Pro miner in our next facility, which is expected to launch in 3 - 6 months + a call with our CEO or COO*

***Tier 4 Perk** — Invest $10,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free domestic flight to Miami to have dinner with team* + a free Coldcard Bitcoin hardware wallet w/ metal seed plate.*

***Tier 5 Perk** — Invest $20,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free GA Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate*

***Tier 6 Perk** — Invest $30,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Industry Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate*

***Tier 7 Perk** — Invest $50,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate*

***Tier 8 Perk** — Invest $100,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free Whale Bitcoin Miami 2023 ticket + domestic/international business class flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a spot on our podcast/Twitter spaces + a free Coldcard Bitcoin hardware wallet w/ metal seed plate*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

10% StartEngine Owner's Bonus

Sazmining will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $13.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Time & Volume-based in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

04.05.23

Highlights from the Webinar

I was impressed with the volume of questions received at the webinar yesterday. If you missed it, we're going to be hosting another one in 2 weeks. I will update you with the details soon.

The questions raised were on Sazmining's business model, our plans for the next facility, and our equity fundraise. Here's some of the highlights from the engagement we had on the webinar:

Q. Can I purchase the upgraded rig that was spoken about in the email you sent out - the S19 XP?

A. Yes, our engineering team is currently working on offering both options to our customers for the second facility. We're aiming to roll out that feature by May 1st. However, since we're still looking at procuring our next facility, you have the option to either reserve the rig at these prices or reserve a slot at the new facility.

Q. Why should I invest in a rig over investing the entire funds directly into Bitcoin?

There are two ways to think about this one. You're dollar cost averaging into bitcoin by mining AND you also own an asset that mines this bitcoin for you - i.e the rig. At the height of the last bull market, mining rigs were selling for $10,000 a piece. For those invested in bitcoin, you're benefiting from the bull market reflecting an increase in both the assets you own - BTC and the rig.

Q. What procedures are in place for the bear market? When bitcoin is low to keep the company from bankruptcy?

A. We've gotta stay grounded, sober-sighted, and take advantage of the opportunities as they present themselves, but not get leveraged and not position ourselves where if there's an 80% drawdown in the price of Bitcoin, that it's going to collapse our business. Thankfully, having survived this existing bear cycle and thrived despite it, I think that we have ingrained that knowledge within ourselves.

My team and I are happy to answer any follow-up questions you might have after viewing the recording. Stay tuned for the registration details for the next webinar!

Sincerely,

Will

04.03.23

Invite: Sazmining Webinar tomorrow

We've officially filled our first facility with customer mining rigs. This milestone is tantamount to social proof as it reinforces the fact that we've achieved product-market fit.

We're happy to share some recent testimonials we received on Trustpilot.


ML
Matthew Linsley
2 reviews US
4 days ago
Company has a legitimate product which...
Company has a legitimate product which is in demand by people and interacting with the team has been great. I've been able to enjoy not only the service provided but also the education that comes from company team members on a weekly basis.
Date of experience: March 26, 2023
R
Robert Welch
1 review US
3 days ago
Leadership that cares
I was on the original waitlist and started with 2 miners...after starting to receive the deposits and not wanting to invest too much into Bitcoin all at once but rather over a 3-4 year period of the life of a mining rig, it made sense to purchase another. I had a minor hiccup and reached out to their customer service late on a Friday evening and Kent the President/COO not only responded but IMMEDIATELY resolved the issue. Kudos to him setting the standard for his brand and team. I'm excited about the future opportunities this company has to offer! Bitcoin to the moon! LFG!
Date of experience: March 16, 2023

*These testimonials may not be representative of others' experiences and are not a guarantee of future performance or success.

As we're celebrating reaching this milestone, we've also refocused our efforts to reach the next milestone - **finding Sazmining's SECOND bitcoin mining facility** using renewables.

As we progress towards these next steps, join me tomorrow, Tuesday, April 4th, at 2:00pm ET to speak directly to me, and ask any questions you might have ranging from Sazmining's business model to buying shares in Sazmining on StartEngine. Register for the webinar here - https://my.demio.com/ref/Ib2aUe5Ijt97xtVy

Looking forward to seeing you tomorrow.

Sincerely,

Will

03.29.23

Invitation to join Sazmining Webinar next Tuesday at 2:00pm ET

Call me old school, but these campaign updates have not done justice to bringing you the people behind Sazmining. We've posted videos on here before, as well as links to interviews. It is not the same as coming face-to-face, at least digitally, and having a direct conversation.

Please join me next Tuesday, April 4th, at 2:00PM ET for a webinar on Sazmining, our Equity Fundraise, and what you get out of investing in us. I will be hosting the webinar along with answering any questions you have on Sazmining's Fundraise. Please sign up here - https://my.demio.com/ref/Ib2aUe5Ijt97xtVy

Speaking of incentives, Bitcoin Miami 2023 is coming up and I wanted to highlight that by investing in TIER 4 and above, we book your domestic flight* to Miami and for a chance to have dinner together with the Sazmining team! There are more perks related to the conference the higher the investment.

Investing between $353 and $3,000 in our Fundraise has its own set of perks that enable direct engagement with the team in some capacity, as well as a cold wallet to keep your bitcoin safe.

If you've been following our campaign for a while and are looking to gain clarity on the incentive structure or get to know the people behind the company, I will be there to answer your questions live at the webinar next Tuesday at 2:00pm ET (11:00am Pacific Time). Looking forward to seeing you at the webinar next Tuesday.

Sincerely,

Will

03.27.23

It's a Product Market fit

I received this response to my newsletter from last week. Take a look:


RE: Now is the best time to start mining bitcoin. Inbox ×

Andrew [redacted] Fri, Mar 24, 2:28 PM (3 days ago)
Nice!!! From: Will Szamosszegi <info@sazmining.com> Sent: Friday, March 24, 2023 1:20 PM To: [redacted]

Andrew [redacted] via sazmining.com Fri, Mar 24, 3:28 PM (3 days ago)
to Will

FYI—my first payout in BTC on 1/11 was worth $69.51. My payout yesterday was $110.07—58% higher. Just saying…

Reply | Reply all | Forward

*These testimonials may not be representative of others' experiences and are not a guarantee of future performance or success

Since the mining rig pays out in bitcoin, the price of BTC is a major factor in determining the fiat equivalent of the bitcoin rewards. This doesn't mean that future payouts will continue to rise, just that the bitcoin market price is a determining factor in the dollar value of the rewards. Regardless, it was a nice surprise to have this observation shared by a happy customer!

All our customers are able to track their rewards on Sazmining's dashboard. Our product team built it from the ground up and this week, our Head of Product, Kevin Rieck, and Senior Software Developer, Keegan Francis, will be on Sazmining's Twitter Spaces to talk about where the product started, how it got to where it is today, and where Sazmining will be taking it in the future.

Tune in at 3:30pm on March 30th to join the discussion. Here's the link - https://twitter.com/i/spaces/1YpJkgWPoMXJj to set a reminder.

Sincerely,

Will

03.24.23

We've crossed the $150,000 milestone

We've raised a total of $150,939 with the support of 49 investors! Thank you. 🙏

Crossing this milestone could not have come at a better time. These psychological thresholds are social signals for other investors that tell them that we're a popular investment on Start Engine.

We're close to filling our bitcoin mining facility in Wisconsin. As our flagship facility, having it fully occupied allows us to collect rig, customer, and operational data to take future steps in procuring our next facility.

In the past month, we have also deployed some important updates to Sazmining's customer-facing Dashboard. The most significant update is the ROI component on the Rig Dashboard. Take a look:


Your Return on Investment
0.02667 BTC Mined
Total Investment
BTC Earnings ($595.12)
BTC Earnings (Today's Value) ($748.58)
Total Investment ($8,220.00)
BTC Earnings = total amount of Bitcoin mined in USD
BTC Earnings (Today) = total amount of Bitcoin mined at todays price
Total Investment = total initial mining rig purchase cost + service fees

This component gives rig owners two views. The value of the mined bitcoin if it were sold at the time of receiving it. Additionally, an update rolling out next week will show rig owners the value of the bitcoin they've mined if they HODLd it.

The second update from our Product team is scaling our systems to handle a larger load of customers.

Since November of last year, we rolled out our platform in stages starting from enabling rig purchases and hosting payments on our website. In January and February, we added the Rig Dashboard and Earnings Report to give our customers more data on their bitcoin mining operation.

Our product team did a great job delivering these features while keeping operations moving smoothly. Now they're taking time to scale our systems so that they can handle thousands of rigs and hundreds of customers.

To learn more about Sazmining's Product journey, join Sazmining's Head of Product, Kevin Rieck, and Senior Software Engineer, Keegan Francis, on our next Twitter Space on March 30th at 3:30pm ET.

Sincerely,

Will

03.22.23

We're feeling bullish

I was blown out of my chair watching Jack Mallers absolutely crush the CNBC interview. His courage in standing up to the truth and being unafraid to call things as they are is unmatched in the industry. Incredibly proud to be building on bitcoin with such courageous, young, and passionate entrepreneurs!

It's hard not to be bullish on bitcoin after watching the interview! If you missed it, here it is:


The Fed is blowing up our financial system, says Strike fo...
Watch later
Share
POWER LUNCH
BITCOIN'S MOMENT OF OPPORTUNITY?
PRICES SURGE THIS YEAR
Watch on YouTube
CNBC

Riding on with the bullish momentum, we're hosting Joe Burnett, head analyst at Blockware Solutions this Thursday at 3:30pm ET on [Sazmining's twitter spaces](#).

We're going to address:
- Attack on bitcoin by unreliable miners
- Rivalry between ETH-heads and bitcoiners
- Dangers of "slowly then suddenly"

Joe is incredibly bullish on bitcoin, as he mentioned in a tweet recently:


Joe Burnett (🔑)³ @IIICapital · 19h
I'm so deep into #Bitcoin that it's quite mind blowing how obvious it is going to become the next global money.
Yet so few people see it (so far).
75 61 785 29.5K Tip
Joe Burnett (🔑)³ @IIICapital · 19h
I believe I could argue against Bitcoin better than almost every nocoiner too.
Yet I'm still absurdly bullish.
I think that's telling.
12 83 3,649 Tip

Tune in this Thursday at 3:30pm ET to engage with Joe at the end of the Space! [Here is the link](#).

Lastly, I was surprised to see the answers to a poll we hosted on [Balaji's $1 million per btc prediction](#). Here are the results:


Sazmining
@sazmining
$1,000,000 USD = 1 BTC within 90 days.
Do you believe the prediction?
Yes, it's about time! 14.8%
No, it's just Bank FUD 54.1%
Ambivalent 31.1%
61 votes · Final results
2:30 PM · Mar 20, 2023 · 1,050 Views

The results of this poll actually make me even more bullish on bitcoin, because it proves that if people were buying bitcoin, which has certainly been the case these past two weeks, they're not buying it out of Fear Of Missing Out (FOMO). Bitcoin solves a very important and crucial problem faced by millions of people around the world. When mass adoption of bitcoin occurs, it won't be out of fear, it'll be out of necessity.

Together, we're strengthening the bitcoin network so millions of people can use it reliably as mass adoption occurs.

Sincerely,

Will

03.16.23

Energy FUD will be dismantled today

Bitcoin's had its fair share of news in the past couple of weeks on Energy FUD and bitcoin mining. To tackle this, Sazmining is hosting a Twitter Space with Kent Haliburton, COO of Sazmining, and guest Margot Pais today at 3:30pm ET. We're going to discuss:

1. How "green" is green bitcoin mining?

2. The potential impact of the 30% tax on mining companies

3. Addressing the age-old Energy FUD

This is an opportunity for you to interact with Margot and Kent directly. Bring your questions, or tune in to gain clarity on the mining industry. Set a reminder from your twitter account for this Space here: https://twitter.com/i/spaces/1OyJAVrqZAWxb?s=20

Speaking of mining, since our hydro-powered facility went live in January this year, we've added an additional 100+ bitcoin mining rigs. We're proud to be serving our customers with a hosted mining solution where they get access to the cheapest electricity and a fully managed experience.

Just this past week, we've had new and incoming customers, as well as new partnerships, share their experience* with team Saz. Take a look:


Endi Zekaj
@ZekajEndi
Just bought a #bitcoin mining rig for my company @hzb_consulting
Very easy and fast process with the help from @khalliburton at @sazmining.
Would 100% recommend.
5:56 PM · Mar 15, 2023 · 871 Views
4 Retweets 2 Quotes 15 Likes

([source](#))


Decentralized World Order Ƀitcoin 0015AB @jicamet · 3h
I'm gonna start mining #bitcoin in #Peru with @sazmining
Thank you @khalliburton
PERU
BRAZIL
BOLIVIA
GIF
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(source)


Marko B. ⚡ @InevitableBTC_ · Mar 15
Honored to announce that InevitableBTC partnered with @sazmining to offer renewable energy #bitcoin mining services to private and corporate clients. Thank you @khalliburton and looking forward to working with you. More at: sazmining.com
SAZMINING
2
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8
587
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(source)

*These testimonials may not be representative of others' experiences and are not a guarantee of future performance or success.

We're picking up the pace as we gain momentum. Welcome aboard!

Sincerely,

Will

03.14.23

Last week's events confirm one thing about Bitcoin.

Hi everyone,

Seeing the price of Bitcoin spike alongside the collapse of some of the largest banks in the US is precisely why I have confidence that our business will thrive.

The market is waking up to the opportunity brought by the bitcoin network to people all around the world.

Bitcoin is an international affair, unencumbered by the foul play of banks. It's a social affair, unbridled by ill narratives about its energy use.

Bitcoin will survive, and I couldn't be more humbled to work on building a bitcoin mining company with the efforts of my team and the support of my investors.

Thank you all, for joining us on this wild ride.

Sincerely,

Will

03.10.23

We're approaching $150k and expanding our reach on NOSTR, Fountain, and more.

Hello everyone,

It's been a great week at Sazmining, and I couldn't be more proud of my team for pushing out so many great updates. Here's the summary:

1. Sazmining is on the NOSTR Protocol
2. The Sazmining Podcast is on Fountain
3. Many of our customers are recommending mining bitcoin with Saz
4. I'm interviewing 12 influential bitcoiners in the next 2 weeks
5. We're approaching $150k on our StartEngine Campaign

Let's dive into it!

Earlier this week, I hinted at Sazmining expanding its reach. We have! You can now find us on the NOSTR protocol.

For those hearing about NOSTR for the first time, it stands for "Notes and Other Stuff Transmitted by Relays". It's a protocol that was built for the unencumbered sharing of information in a format that is conducive to facilitating social media applications.

As bitcoiners, this was something that we simply could not ignore. It's a game-changer. Find us on NOSTR here - https://iris.to/sazmining

We've also expanded our reach to the podcast app called Fountain. It's where you can earn satoshis for listening to your favorite podcasts. It also allows listeners to make clips from an episode they most enjoyed. The Sazmining Podcast already had a presence on all the major podcast channels, and now we're present on the one that Bitcoiners most love. Find us on Fountain here - https://fountain.fm/show/9Spvnfx91nofDqqbDTma

As for our happy customers*, I'll let these screenshots speak for themselves:


Jason Maier
@cjasonmaier
Replying to @BenJustman
I turn water into Bitcoin and @sazmining is the middleman. 😂
4:52 PM · Mar 8, 2023 · 420 Views


Brian De Mint @BrianTheMint · Mar 6
It's been a great experience so far. I've been mining for a couple of months. Got pricing on brand new rigs I would have never gotten on my own. The mining is profitable and I'm contributing to the 100% renewably mined #BTC story. I highly recommend Saz.
Sazmining @sazmining · Mar 6
S19j prices are going up soon. Don't miss out on locking them in at $2k.
Host your bitcoin mining operation with us and join other happy customers like @kathyerineg and @BrianTheMint
Comment or DM with questions! twitter.com/cjasomaier/sta...
1
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Sazmining reposted
Trey Walsh @trey · 23h
Hey nostr, welcome @Sazmining !
If you find yourself (after research etc) wanting to purchase a rig through Sazmining, you can do so via my referral code www.sazmining.com/?ref=treywalsh
They're great, and several of their team that I know of are on here, give 'em a follow
@Kent
@keegan
@mrugakshee
Show less
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*These testimonials may not be representative of others' experiences and are not a guarantee of future performance or success.

Regarding my marathon of podcast interviews, stay tuned to The Sazmining Podcast to hear the episodes as they get released on Apple, Spotify, or Fountain.

And lastly, with the support of 42 Investors, **we've raised $143,957.01** through our StartEngine Campaign. Gaining this momentum would not be possible without the combined efforts of our marketing, product, and customer success teams. They have been putting together a compelling hosted-mining experience, and the results are showing in the numbers.

Thank you for participating in making green bitcoin mining accessible to everyone in the world.

Sincerely,

Will

03.07.23

We're gaining momentum

Hello everyone!

Our campaign is gaining momentum in so many ways. I'm grateful that you're a significant part of it.

We're starting the week with a total of **$132,486.53** raised and **34 investors** on board.

This is not the only update with our campaign gaining momentum. Since we reached a major milestone last week, StartEngine is now featuring our campaign on their homepage under "Recently Launched"! Take a look:


start engine
Explore Investments
Start Investing
Learn
Earn Bonus Shares
Raise Capital
Log In
Sign Up
RECENTLY LAUNCHED
Most recently launched offerings
SAZMINING
The Future of Money is Renewable
Fisher Wallace Labs
A BETTER WAY TO BUILD HOTELS
Sazmining
Clean Bitcoin Mining
$132k Raised
32 Investors
$353.70 Min. Investment
Reg CF via StartEngine Capital, LLC
Fisher Wallace Laboratories
Neurostimulation Technology For Treating...
$24k Raised
14 Investors
$490.82 Min. Investment
Reg A+ via StartEngine Crowdfunding, Inc
TOMU
Building Hospitality Better
$108k Raised
65 Investors
$250.00 Min. Investment
Reg CF via StartEngine Capital, LLC

Upcoming Twitter Spaces:

On Sazmining's upcoming Twitter Spaces, I'm going to chat with Brian De Mint on the Social Layer of Bitcoin. Brian's book, Bitcoin Evangelism, is a best seller on Amazon, he's the head of marketing of the Orange Pill App, and a happy customer of Sazmining. He is a true supporter of green bitcoin mining and recommends us on Twitter any time he gets a chance!

Set a reminder to join us this Thursday, March 9, at 3:30ET by navigating here.

Lastly, stay tuned for our update at the end of the week. Here's a hint: we're expanding into some new territory.

Sincerely,

Will

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sazmining.

$353

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$750

TIER 1 PERK

Invest $750+ and receive access to our Exclusive Sazmining Investor Telegram group

Select

$1,500

TIER 2 PERK

Invest $1500+ and receive access to our Exclusive Sazmining Investor Telegram group + receive a free Coldcard Bitcoin hardware wallet

Select

$2,500

TIER 3 PERK

Invest $2500 + the rewards from Tier 2 Perk + guaranteed reservation for an S19j Pro miner in our next facility, which is expected to launch in 3 - 6 months + a call with our CEO or COO

Select

$10,000

TIER 4 PERK

Invest $10,000+ and receive access to our Exclusive Sazmining Investor Telegram group + a free domestic flight to Miami to have dinner with team* + a free Coldcard Bitcoin hardware wallet w/ metal seed plate.

Select

$20,000

TIER 5 PERK

Invest $20,000+ & receive access to our Exclusive Sazmining Investor Telegram group + free GA Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

Select

$30,000

TIER 6 PERK

Invest $30,000+ & receive access to our Exclusive Sazmining Investor Telegram group + free Industry Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + Coldcard Bitcoin hardware wallet w/ metal seed plate

Select

$50,000

TIER 7 PERK

Invest $50,000+ & receive access to our Exclusive Sazmining Investor Telegram group + Whale Bitcoin Miami 2023 ticket + domestic flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a free Coldcard Bitcoin hardware wallet w/ metal seed plate

Select

$100,000

TIER 8 PERK

Invest $100,000+ & receive access to Sazmining Investor Telegram group + Whale Bitcoin Miami 2023 ticket + domestic/intl' business class flight to Miami* + Dinner with team at Bitcoin Miami 2023 + a spot on our podcast/Twitter Spaces+ a free Cold...

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP
TC **Thomas Colvin** 26 INVESTMENTS
2 months ago

Brilliant business plan, I'm a believer in bitcoin and saving energy in the mining process. What really sold me was being a miner owner. I starte...
Show more

1 0

WS **William Szamosszegi**
Sazmining • 2 months ago

Thank you for joining the journey to transform how we relate to money and energy -- we appreciate both your purchase of a minin...
Show more

0

BL **Benjamin Landman** 8 INVESTMENTS
16 days ago

I just checked and even considering a price of $27,500 for Bitcoin, the profit calculator on the SazMining website shows "Mining rigs paid off ...
Show more

1 0

WS **William Szamosszegi**
Sazmining • 13 days ago

Hi Benjamin,
...
Show more

0

Bryce McDowell
a month ago

Well, you seem to know how the money works. And you said people that know how the money works will still become billionaires. So... yo...
Show more

1 0

WS

William Szamosszegi
Sazmining • 25 days ago

Haha!

0

TC

Thomas Colvin 26 INVESTMENTS
a month ago

I guess you still live with your parents or collect welfare.

0 0

TC

Thomas Colvin 26 INVESTMENTS
a month ago

Read the book The Bitcoin Standard.

0 0

AJ

Adrian Jackson
a month ago

Oh brother. When is the USA going to ban Bitcoin already like other countries have done. You already have the US Dollar. There is nothing ...
Show more

1 0

WS

William Szamosszegi
Sazmining • a month ago

Hi Adrian,
...
Show more

0

TC

Thomas Colvin 26 INVESTMENTS
a month ago

Top-notch customer service. I like give a thumps up to Petar at Sazmining website for helping me out. He was willing to do what it to...
Show more

1 0

WS

William Szamosszegi
Sazmining • a month ago

Hey Thomas, I'm really glad to hear it! Petar is a customer service rock star! We're lucky to have him....
Show more

0

SH

Stephen Hart 10 INVESTMENTS
2 months ago

To accept the pitch, I have to believe that the methane you burn cannot be used to replace any fossil fuel source for any other use than an ...
Show more

2 0

WS

PINNED BY STARTUP
William Szamosszegi
Sazmining • 2 months ago

First, thank you for your interest in our raise.
...
Show more

0

View 1 more reply

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What if you could own part of the future of sustainable eco-friendly Bitcoin mining?

My name is Williams Szamosszegi and I'm the CEO and founder at Sazmining.

Here at Sazmining, we believe Bitcoin is the solution to humanity's broken legacy financial system that leaves billions of people behind every day. I'm extremely bullish on Bitcoi, fulfilling its purpose as the next global reserve asset, and the soundest money ever invented. Sazmining's purpose is to improve the way that humanity relates to energy and money. We make Bitcoin mining accessible to retail investors by sourcing, hosting, and managing customer rigs, allowing customers to benefit from a passive income stream of Bitcoin sent directly to their Bitcoin wallet. As part of our sustainability mission, all of our facilities are powered by 100% clean energy, such as hydro, methane gas, wind, and solar. We waste over two-thirds of the entire energy capacity that we have, and there's a tremendous amount of pollution around the world today with methane. Methane is 84X as bad for the atmosphere than carbon dioxide. And so with Bitcoin mining, you can go and you can capture this methane, use it to generate electricity, and power Bitcoin miners. The big problem without Bitcoin mining is that that energy wouldn't be used.

Our team is composed of seasoned and accomplished rock stars with decades of experience in Bitcoin and emerging technology, and multiple successful exits under their belt.

When you attract investors such as the first female Chief of Staff of the Victorian government in Australia, Sarah McKenna, the President of RC Americas, one of the largest solar panel manufacturers in the U.S., Carrie Hayes, an Oxford-educated and tenured philosophy professor, Troy Cross, and a product manager with a successful billion-dollar exit as an advisor. Paul Wehner. Just imagine where Sazmining is going.

Sazmining has been featured in some of the most popular finance publications, such as Forbes, Coin Desk, Coin Telegraph, Bitcoin Magazine. We are democratizing ownership of Sazmining the same way we democratize Bitcoin mining- by removing the high barriers to entry. We are raising with StartEngine to give average folks the opportunity to get in on an investment that was previously only available to accredited investors.

We can't wait for you to join us in our mission to revolutionize humanity's relationship between money and energy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.